UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LINKEDIN CORPORATION

(Name of issuer)

Class A Common Stock, $0.0001 par value per share

(Title of class of securities)

53578A108

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 53578A108	Page 2 of 11 Pages

(1)	Names of reporting persons Greylock XI Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 11,070,449
(7) Sole dispositive power 0
(8) Shared dispositive power 11,070,449
(9)	Aggregate amount beneficially owned by each reporting person 11,070,449 [1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 21.41%[2]
(12)	Type of reporting person (see instructions) PN

[1]

Consists solely of shares of Class B common stock. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share.

[2]	Assumes the conversion of all such reporting person’s beneficially owned shares of Class B common stock into shares of Class A common stock.

SCHEDULE 13G

CUSIP No. 53578A108	Page 3 of 11 Pages

(1)	Names of reporting persons Greylock XI-A Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 308,413
(7) Sole dispositive power 0
(8) Shared dispositive power 308,413
(9)	Aggregate amount beneficially owned by each reporting person 308,413 [1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.75%[2]
(12)	Type of reporting person (see instructions) PN

[1]

Consists solely of shares of Class B common stock. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share.

[2]	Assumes the conversion of all such reporting person’s beneficially owned shares of Class B common stock into shares of Class A common stock.

SCHEDULE 13G

CUSIP No. 53578A108	Page 4 of 11 Pages

(1)	Names of reporting persons Greylock XI GP Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 11,378,862
(7) Sole dispositive power 0
(8) Shared dispositive power 11,378,862
(9)	Aggregate amount beneficially owned by each reporting person 11,378,862 [1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 21.88%[2]
(12)	Type of reporting person (see instructions) PN

[1]

Consists solely of shares of Class B common stock. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share.

[2]	Assumes the conversion of all such reporting person’s beneficially owned shares of Class B common stock into shares of Class A common stock.

SCHEDULE 13G

CUSIP No. 53578A108	Page 5 of 11 Pages

(1)	Names of reporting persons William W. Helman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 149,821
(6) Shared voting power 11,378,862
(7) Sole dispositive power 149,821
(8) Shared dispositive power 11,378,862
(9)	Aggregate amount beneficially owned by each reporting person 11,528,683 [1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 22.10%[2]
(12)	Type of reporting person (see instructions) IN

[1]

Consists solely of shares of Class B common stock. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share.

[2]	Assumes the conversion of all such reporting person’s beneficially owned shares of Class B common stock into shares of Class A common stock.

SCHEDULE 13G

CUSIP No. 53578A108	Page 6 of 11 Pages

(1)	Names of reporting persons Aneel Bhusri
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 45,515
(6) Shared voting power 11,378,862
(7) Sole dispositive power 45,515
(8) Shared dispositive power 11,378,862
(9)	Aggregate amount beneficially owned by each reporting person 11,424,377[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 21.94%[2]
(12)	Type of reporting person (see instructions) IN

[1]

Consists solely of shares of Class B common stock. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share.

[2]	Assumes the conversion of all such reporting person’s beneficially owned shares of Class B common stock into shares of Class A common stock.

SCHEDULE 13G

CUSIP No. 53578A108	Page 7 of 11 Pages

Item 1(a)	Name of Issuer:

LinkedIn Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2029 Stierlin Court

Mountain View, CA 94043

Item 2(a)	Name of Person Filing:

The reporting persons are:

Greylock XI Limited Partnership (“GXILP”).

Greylock XI-A Limited Partnership (“GXIALP”).

Greylock XI GP Limited Partnership (“GXIGPLP”), the General Partner of GXILP and GXIALP.

William W. Helman, a Managing General Partner of GXIGPLP.

Aneel Bhusri, a Managing General Partner of GXIGPLP.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o Greylock Management Corporation

One Brattle Square

#4

Cambridge, MA 02138

Item 2(c)	Citizenship:

GXILP Delaware limited partnership

GXIALP Delaware limited partnership

GXIGPLP Delaware limited partnership

Mr. Helman U.S. citizen

Mr. Bhusri U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of LinkedIn Corporation.

Item 2(e)	CUSIP Number:

53578A108

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G

CUSIP No. 53578A108	Page 8 of 11 Pages

Item 4	Ownership:

(a)	Amount Beneficially Owned:

As of December 31, 2011: (i) GXILP was the record holder of 11,070,449 shares of Class B common stock, par value of $0.0001 per share (the “Class B Common Stock”), of LinkedIn Corporation (the “GXILP Shares”); and (ii) GXIALP was the record holder of 308,413 shares of Class B Common Stock (the “GXIALP Shares”); together with the GXILP shares (the “Record Shares”).

GXIGPLP, as the general partner of GXILP and GXIALP, may be deemed to own beneficially the Record Shares.

Mr. Helman as a Managing General Partner of GXIGPLP, may be deemed to beneficially own the Record Shares. Mr. Helman may also be deemed to beneficially own 149,821 shares of Class B Common Stock held of record by Greylock XI Principals LLC, as nominee on behalf of Mr. Helman.

Mr. Bhusri as a Managing General Partner of GXIGPLP, may be deemed to beneficially own the Record Shares. Mr. Bhusri may also be deemed to beneficially own 45,515 shares of Class B Common Stock held of record by Greylock XI Principals LLC, as nominee on behalf of Mr. Bhusri.

(b)	Percent of Class:

GXILP: 21.41%

GXIALP: 0.75%

GXIGPLP: 21.88%

Mr. Helman: 22.10%

Mr. Bhusri: 21.94%

The ownership percentages above are based on an aggregate of 40,637,575 shares of Class A Common Stock outstanding as of December 31, 2011 as reported by the issuer to the reporting persons, plus the deemed conversion of the Class B Common Stock beneficially owned by the applicable reporting person.

(c)	Number of Shares as to which the Person has:

	September 30,	September 30,	September 30,	September 30,
	NUMBER OF SHARES OF CLASS B COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
GXILP	0	11,070,449	0	11,070,449
GXIALP	0	308,413	0	308,413
GXIGPLP	0	11,378,862	0	11,378,862
William W. Helman	149,821	11,378,862	149,821	11,378,862
Aneel Bhusri	45,515	11,378,862	45,515	11,378,862

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

SCHEDULE 13G

CUSIP No. 53578A108	Page 9 of 11 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 53578A108	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 2, 2012.

GREYLOCK XI GP LIMITED PARTNERSHIP

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

By:	/s/ William W. Helman
William W. Helman, Managing Partner

GREYLOCK XI LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

GREYLOCK XI-A LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

SCHEDULE 13G

CUSIP No. 53578A108	Page 11 of 11 Pages

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of LinkedIn Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 2nd day of February, 2012.

GREYLOCK XI GP LIMITED PARTNERSHIP

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

By:	/s/ William W. Helman
William W. Helman, Managing Partner

GREYLOCK XI LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

GREYLOCK XI-A LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri